SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 2001 and 2000


                                       OR


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________


                         Commission file number 1-12385


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NEWPORT NEWS SHIPBUILDING INC.
                  401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         NEWPORT NEWS SHIPBUILDING INC.
                         401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES





Dated:  June 28, 2002   /s/ Gary W. McKenzie
                        _____________________________________
                        By   Gary W. McKenzie
                             Vice President-Tax

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page


INDEPENDENT AUDITORS' REPORTS                                               1-2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                               3

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2001                                             4

   Notes to Financial Statements                                            5-9

SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2001                                                 10

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
  Newport News Shipbuilding Inc.
  401(k) Investment Plan for Salaried Employees:

We have audited the accompanying statement of net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Plan for Salaried Employees (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
---------------------------

Richmond, Virginia
June 27, 2002

Report of independent public accountants

To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
June 15, 2001











THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ANDERSEN REPORT AND THE REPORT HAS
                         NOT BEEN REISSUED BY ANDERSEN

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                        2001             2000

ASSETS

CASH                                              $  1,159,534      $    443,069

INVESTMENTS, At fair market value                  813,443,472       790,546,837

RECEIVABLES:
  Employer contributions                             1,109,509         1,229,053
  Participant contributions                          1,344,030         1,009,223

           Total receivables                         2,453,539         2,238,276
                                                  ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $817,056,545      $793,228,182
                                                  ============      ============


See accompanying notes to financial statements.

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR  SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


INVESTMENT INCOME:
  Net depreciation in fair value of investments                   $  (6,125,583)
  Interest                                                            2,908,379
  Dividends                                                           8,677,779
                                                                  -------------

           Total investment income                                    5,460,575
                                                                  -------------
CONTRIBUTIONS:
  Employer                                                           26,322,419
  Participant                                                        32,454,987
                                                                  -------------

           Total contributions                                       58,777,406
                                                                  -------------

DEDUCTIONS:
  Benefits paid to participants                                      40,172,235
  Administrative expenses                                                45,320
  Other deductions                                                      192,063
                                                                  -------------

           Total deductions                                          40,409,618
                                                                  -------------

NET INCREASE                                                         23,828,363

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 793,228,182
                                                                  -------------

  End of year                                                     $ 817,056,545
                                                                  =============


See accompanying notes to financial statements.

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Newport News Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

      General - The Plan was adopted by Newport News Shipbuilding Inc. (the "Company" or "NNS"), effective December 16, 1996. As of November 7, 2001 the Company completed a merger agreement with Northrop Grumman Corporation ("Northrop Grumman") whereby the Company was subsequently merged with and into Northrop Grumman.

      The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings and employer contributions to participants. The Company and Merrill Lynch Trust Co. (the "Trustee") have executed the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

      Through February 12, 2002, the Plan was administered by the Company's Benefits Committee (the "Committee"). The members of the Committee were appointed by the Company's Board of Directors (the "Board"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Eligibility and Contributions - All salaried employees are eligible to participate in the Plan as soon as administratively feasible. Approximately one week after receipt of their first paycheck, employees may contact the Trustee to enroll in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed limitations imposed by the Internal Revenue Code ("IRC"), through equal pay period deductions. Participant contributions can range from 1 to 12 percent of annual compensation. Deferral contributions were capped at $10,500 for the years ended December 31, 2001 and 2000. The Company will provide a matching contribution equal to 50 percent of the first 8 percent of compensation deferred under the Plan, resulting in a cap of 4 percent for Company matched contributions. Company matching contributions were made in the form of the Company's stock through November 30, 2001 and in cash subsequent to that date. All of the Plan's participants, regardless of whether they make a contribution, also received a Company stock grant equal to 3 percent of the participant's base pay through November 30, 2001 and in cash subsequent to that date, each pay period through December 31, 2001.

      Participant Accounts - Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses and Company matching contributions each pay period. Allocations are based on the participant's account balance, as defined in the plan document.

      Vesting and Forfeitures - Participants are vested in Company matching contributions after completing two years of Company service. Forfeited contributions are applied to reduce future Company matching contributions. All participants are fully vested in the three percent stock grant and all other funds in their accounts.

      Payment of Benefits - Upon termination of employment, including layoff, distributions to participants are generally made via single lump-sum payments. Participants whose account balances exceed $5,000 have the right to defer the distribution of their account balances until they reach the age of 70 1/2.

      Investment Options - Upon enrollment in the Plan, participants may direct their contributions in one percent increments in any of the investment funds that are selected by the Committee.

      Loans to Participants - A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions for a period no longer than five years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus one percent. The interest rates at December 31, 2001 and 2000 were 5.8 percent and 10.5 percent, respectively.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risk and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition - All investments are recorded at fair market value based on quoted market prices. Purchase and sale transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payment of Benefits - Benefit payments are recorded when paid.

3.    INVESTMENTS

      The fair market value of individual investments that represent five percent or more of the Plan's net assets are as follows as of December 31:

                                                           2001          2000

         Newport News Shipbuilding Inc. Common Stock  $ 82,136,810  $186,279,794
         Northrop Grumman Corporation Common Stock      82,300,459             -
         Money Market Fund                             292,490,942   179,872,388
         Fidelity Growth Company Fund                  103,332,434   137,720,350
         Putnam New Opportunities Fund                  66,053,066    93,625,671
         Equity Index Fund                              56,795,956    65,658,915


      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as on investments held during the year) appreciated (depreciated) in value as follows:

                                                                        2001

         Common stock                                              $ 67,185,020
         Mutual funds                                               (12,914,827)
         Collective funds                                           (60,395,776)
                                                                   ------------
         Net depreciation                                          $ (6,125,583)
                                                                   ============

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows as of December 31:

                                                           2001          2000

         Net Assets -
          Newport News Shipbuilding Inc. Common Stock     $  -     $186,279,794

                                                                  Year Ended
                                                               December 31, 2001

         Changes in net assets:
           Net appreciation                                        $ 40,959,717
           Interest and dividends                                       745,571
           Employer contributions                                    24,022,782
           Participant contributions                                  2,444,879
           Benefits paid to participants                             (7,465,701)
           Administrative expenses                                      (12,513)
                                                                   ------------
         Net appreciation                                          $ 60,694,735
                                                                   ============

5.    TAX STATUS

      The Internal Revenue Service ("IRS") has determined and informed the Company by a letter, dated November 17, 1997, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the IRS' Determination Letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      Since the Company's and Northrop Grumman's common stock are investments held by the Plan, investments in these common stocks represented transactions with parties-in-interest. Certain plan investments are shares of collective funds managed by the Trustee. Therefore, transactions with these investments qualify as transactions with parties-in-interest.

8.    PLAN AMENDMENTS

      The Plan was amended and restated on December 19, 2001, effective January 1, 2002, to provide for the Plan's compliance with specific tax and other regulatory requirements and to provide for new provisions in the Plan. The following significant changes in the Plan are effective for the plan year beginning January 1, 2002:

      o  The limit on participant contributions was increased to 20 percent;

      o The three percent Company stock grant to participants' accounts was eliminated; and

      o The Company matching contribution was increased to one half of the first eight percent plus one quarter of the next four percent of a participant's compensation deferred under the Plan.

9.    CONVERSION OF COMPANY COMMON STOCK

      As a result of the merger of the Company with and into Northrop Grumman, the Plan converted investments in NNS common stock to Northrop Grumman common stock. Participants were given the opportunity to exchange all their NNS shares for either $67.50 per share in cash or 0.7193 shares of Northrop Grumman common stock, subject to adjustment. This conversion occurred through a tender offer expiring on November 29, 2001 and a subsequent surrendering of NNS shares by participants in exchange for $67.50 per share in cash or 0.7193 shares of Northrop Grumman common stock. During early 2002 through a final conversion, all shares that had not been tendered resulted in the participants receiving $51.14 in cash and 0.1743 shares of Northrop Grumman common stock for each share of NNS common stock.

10.   ELIMINATION OF INVESTMENT OPTIONS

      During the year ended December 31, 2001 the Plan notified participants that it would eliminate the investment options related to former affiliates of the Company. Participants were provided with the option to redirect their balances in these investment options to other investment options provided for under the Plan. On January 2, 2002, all remaining investments related to former affiliates were liquidated and the proceeds were invested in money market funds.

NEWPORT NEWS SHIPBUILDING INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                   Description of Investment,
           Identity of Issue,                        Including Maturity Date,
           Borrower, Lessor                        Rate of Interest, Collateral,              Current
           or Similar Party                          Par or Maturity Value                     Value

U.S. Bond Index Fund                               Collective Fund                         $ 14,946,840
Equity Index Fund                                  Collective Fund                           56,795,956
LifePath 2000*                                     Collective Fund                            1,097,237
LifePath 2010*                                     Collective Fund                            3,155,362
LifePath 2020*                                     Collective Fund                            4,928,159
LifePath 2030*                                     Collective Fund                            4,335,460
LifePath 2040*                                     Collective Fund                            7,906,253
Money Market Fund*                                 Collective Fund                          292,490,941
State Street Research International                Mutual Fund Shares                           675,100
State Street Aurora Fund                           Mutual Fund Shares                        12,653,123
Van Kampen Growth and Income Fund                  Mutual Fund Shares                         6,221,696
Putnam New Opportunities Fund                      Mutual Fund Shares                        66,053,066
Templeton Foreign Fund                             Mutual Fund Shares                        11,996,928
Fidelity Growth Company Fund                       Mutual Fund Shares                       103,332,434
INVESCO Value Trust Total Return Fund              Mutual Fund Shares                         5,373,446
Northrop Grumman Common Stock*                     Common Stock                              82,300,459
Newport News Shipbuilding Inc.
    Common Stock*                                  Common Stock                              82,136,810
El Paso Natural Gas Company
    Common Stock                                   Common Stock                               7,995,828
PACTIV Corporation Common Stock                    Common Stock                              15,107,604
Tenneco Automobile Inc. Common Stock               Common Stock                                 679,941
Participant Loans (interest rates varied
    from 5.8% to 10.5% during 2001)*               Participant Loans                         33,260,829
                                                                                           ------------

Total assets held for investment purposes                                                  $813,443,472
                                                                                           ============

*  Represents a party-in-interest